Navigation Links

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Downey Savings and Loan Association, F.A.
      Employees’ Retirement and Savings Plan:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-30483) and on Form S-3 (No. 333-50416) of Downey Financial Corp. of our report dated May 3, 2004 relating to the statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedules, which report appears in the December 31, 2003 annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan.

          /s/ KPMG LLP

Los Angeles, California
June 25, 2004

Page	Navigation Links